UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Playa Hotels & Resorts N.V.

(Name of Issuer)

Ordinary Shares, par value €0.10 per share

(Titles of Class of Securities)

N70544106

(CUSIP Number)

Michael LaGatta

TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 12 Pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N70544106	SCHEDULE 13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS TPG Pace Sponsor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) 
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,000,000 (See Items 3, 4 and 5)*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 2,000,000 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5% (See Item 5)**
14	TYPE OF REPORTING PERSON OO
*	Reflects 2,000,000 ordinary shares, par value € 0.10 per share (“Ordinary Shares”), of Playa Hotels & Resorts N.V. (the “Issuer”) issuable upon the exercise of 2,000,000 Earnout Warrants (as defined herein).
**	The calculation assumes that there is a total of 136,496,340 Ordinary Shares outstanding, which is the sum of the (i) 134,496,340 Ordinary Shares outstanding as of October 30, 2020, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on November 4, 2020, and (ii) 2,000,000 Ordinary Shares issuable upon the exercise of the 2,000,000 Earnout Warrants reported herein.

CUSIP No. N70544106	SCHEDULE 13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) 
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,632,766 (See Items 3, 4 and 5)*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 2,632,766 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,632,766 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9% (See Item 5)**
14	TYPE OF REPORTING PERSON CO
*	Reflects (i) 632,766 Ordinary Shares currently held and (ii) 2,000,000 Ordinary Shares issuable upon the exercise of 2,000,000 Earnout Warrants.
**	The calculation assumes that there is a total of 136,496,340 Ordinary Shares outstanding, which is the sum of the (i) 134,496,340 Ordinary Shares outstanding as of October 30, 2020, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on November 4, 2020, and (ii) 2,000,000 Ordinary Shares issuable upon the exercise of the 2,000,000 Earnout Warrants reported herein.

CUSIP No. N70544106	SCHEDULE 13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) 
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,710,087 (See Items 3, 4 and 5)*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 3,710,087 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,710,087 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

*	Reflects (i) 1,710,087 Ordinary Shares currently held and (ii) 2,000,000 Ordinary Shares issuable upon the exercise of 2,000,000 Earnout Warrants.
**	The calculation assumes that there is a total of 136,496,340 Ordinary Shares outstanding, which is the sum of the (i) 134,496,340 Ordinary Shares outstanding as of October 30, 2020, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on November 4, 2020, and (ii) 2,000,000 Ordinary Shares issuable upon the exercise of the 2,000,000 Earnout Warrants reported herein.

CUSIP No. N70544106	SCHEDULE 13D	Page 5 of 12 Pages

.

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) 
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,608,419 (See Items 3, 4 and 5)*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 3,608,419 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,608,419 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

*	Reflects (i) 1,608,419 Ordinary Shares currently held and (ii) 2,000,000 Ordinary Shares issuable upon the exercise of 2,000,000 Earnout Warrants.
**	The calculation assumes that there is a total of 136,496,340 Ordinary Shares outstanding, which is the sum of the (i) 134,496,340 Ordinary Shares outstanding as of October 30, 2020, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on November 4, 2020, and (ii) 2,000,000 Ordinary Shares issuable upon the exercise of the 2,000,000 Earnout Warrants reported herein.

CUSIP No. N70544106	SCHEDULE 13D	Page 6 of 12 Pages
1	NAMES OF REPORTING PERSONS Karl Peterson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) 
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,729,033 (See Items 3, 4 and 5)*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 5,729,033 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,729,033 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

*	Reflects (i) 3,729,033 Ordinary Shares currently held and (ii) 2,000,000 Ordinary Shares issuable upon the exercise of 2,000,000 Earnout Warrants.
**	The calculation assumes that there is a total of 136,496,340 Ordinary Shares outstanding, which is the sum of the (i) 134,496,340 Ordinary Shares outstanding as of October 30, 2020, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on November 4, 2020, and (ii) 2,000,000 Ordinary Shares issuable upon the exercise of the 2,000,000 Earnout Warrants reported herein.

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on March 20, 2017, as amended and supplemented by Amendment No. 1 filed on May 23, 2017 and Amendment No. 2 filed on June 21, 2017 (as so amended, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), with respect to the Ordinary Shares of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background

This Amendment amends and restates the second, third and fourth paragraphs of Item 2 the Original Schedule 13D in their entirety as set forth below:

“Group Advisors is the sole member of TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole shareholder of TPG Holdings III-A, Inc., a Cayman Islands corporation, which is the general partner of TPG Holdings III-A, L.P., a Cayman Islands limited partnership, which is the general partner of TPG Holdings III, L.P., a Delaware limited partnership (“TPG Holdings III”). TPG Holdings III and Mr. Peterson are the managing members of TPG Pace Sponsor, which directly holds 2,000,000 earnout warrants (the “Earnout Warrants”). Because of Group Advisors’ and Mr. Peterson’s relationship to TPG Pace Sponsor, each of Group Advisors and Mr. Peterson may be deemed to beneficially own the securities held by TPG Pace Sponsor. Mr. Peterson disclaims beneficial ownership of the securities held by TPG Pace Sponsor except to the extent of his pecuniary interest therein.

Messrs. Bonderman and Coulter are sole shareholders of each of (i) Group Advisors, (ii) TPG GP Advisors, Inc., which is the general partner of TPG Regional Program, L.P., which directly holds 462,766 Ordinary Shares, and (iii) TPG Group Advisors (Cayman), Inc., which is the general partner of TPG Partner Holdings, L.P., which directly holds 170,000 Ordinary Shares. Because of the relationship of Messrs. Bonderman and Coulter to each of Group Advisors, TPG GP Advisors, Inc. and TPG Group Advisors (Cayman), Inc., Messrs. Bonderman and Coulter may be deemed to beneficially own the securities held by TPG Pace Sponsor, TPG Regional Program, L.P. and TPG Partners Holdings, L.P. Messrs. Bonderman and Coulter disclaim beneficial ownership of the securities held by TPG Pace Sponsor, TPG Regional Program, L.P. and TPG Partners Holdings, L.P. except to the extent of their pecuniary interest therein.

Excluding the Ordinary Shares held by TPG Regional Program, L.P. and TPG Partner Holdings, L.P., Mr. Bonderman holds directly or indirectly 777,321 Ordinary Shares, and Mr. Coulter holds directly or indirectly 775,653 Ordinary Shares. Mr. Peterson holds directly or indirectly 3,729,033 Ordinary Shares.”

Item 4. Purpose of Transaction.

This Amendment amends and supplements Item 4 of the Original Schedule 13D by adding the following after the three paragraphs that follow the heading “Shareholders Agreement”:

“As a result of the Distribution (as defined below), TPG Pace Sponsor is no longer entitled under the Shareholder Agreement to designate an individual for inclusion on the slate of nominees proposed by the Issuer’s Board of Directors for election as a director.”

This Amendment amends and restates the final two paragraphs of Item 4 of the Original Schedule 13D in their entirety as set forth below:

“Distribution in Kind

Effective November 10, 2020, TPG Pace Sponsor distributed, in accordance with its limited liability company agreement, Ordinary Shares pro rata to its members, one of which in turn distributed, in accordance with its limited liability company agreement, the Ordinary Shares pro rata to its members, some of which made further pro rata distributions of the Ordinary Shares (the “Distribution”). Following the Distribution, TPG Regional Program, L.P. sold 32,519 Ordinary Shares on November 10, 2020 in open market sales at a weighted average price per share of $4.6286 in multiple transactions at prices ranging from $4.52 to $4.72, inclusive, 40,935 Ordinary Shares on November 11, 2020 in open market sales at a weighted average price per share of $4.5212 in multiple transactions at prices ranging from $4.405 to $4.83, inclusive, and 52,908 Ordinary Shares on November 12, 2020 in open market sales at a weighted average price per share of $4.4225 in multiple transactions at prices ranging from $4.28 to $4.56, inclusive. Mr. Peterson sold 100,000 Ordinary Shares on November 11, 2020 in open market sales at a weighted average price per share of $4.5386 in multiple transactions at prices ranging from $4.40 to $4.78, inclusive, and 125,000 Ordinary Shares on November 12, 2020 in open market sales at a weighted average price per share of $4.4323 in multiple transactions at prices ranging from $4.26 to $4.54, inclusive.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedules I and II hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; and taking any action similar to any of those enumerated above.

References to and the description of the Shareholder Agreement, Registration Rights Agreement and Tender Agreement set forth above are not intended to be complete and are qualified, respectively, in their entirety by reference to the full text of the Shareholder Agreement, Registration Rights Agreement and Tender Agreement, which are filed as exhibits hereto and are incorporated by reference herein.”

Item 5. Interest in Securities of the Issuer.

This Amendment amends and restates the second and third paragraphs of Item 5 of the Original Schedule 13D in their entirety as set forth below:

“(a)-(b) The following sentence assumes that there is a total of 136,496,340 Ordinary Shares outstanding, which is the sum of (i) 134,496,340 Ordinary Shares outstanding as of October 30, 2020, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on November 4, 2020, and (ii) 2,000,000 Ordinary Shares issuable upon the exercise of the 2,000,000 Earnout Warrants reported herein.

Pursuant to Rule 13d-3 under the Act, (i) TPG Pace Sponsor may be deemed to beneficially own 2,000,000 Ordinary Shares, which constitutes approximately 1.5% of the outstanding Ordinary Shares; (ii) Group Advisors may be deemed to beneficially own 2,632,766 Ordinary Shares, which constitutes approximately 1.9% of the outstanding Ordinary Shares; (iii) Mr. Bonderman may be deemed to beneficially own 3,710,087 Ordinary Shares, which constitutes approximately 2.7% of the outstanding Ordinary Shares; (iv) Mr. Coulter may be deemed to beneficially own 3,608,419 Ordinary Shares, which constitutes approximately 2.6% of the outstanding Ordinary Shares; and (v) Mr. Peterson may be deemed to beneficially own 5,729,033 Ordinary Shares, which constitutes approximately 4.2% of the outstanding Ordinary Shares.”

This Amendment amends and restates the sixth paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:

“As a result of the Distribution, on November 10, 2020, the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding Ordinary Shares.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2020

TPG Pace Sponsor, LLC

By: /s/ Michael LaGatta

Name: Michael LaGatta

Title: Vice President

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Michael LaGatta

Name: Michael LaGatta

Title: Vice President

David Bonderman

By: /s/ Gerald Neugebauer

Name: Gerald Neugebauer, on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Gerald Neugebauer

Name: Gerald Neugebauer, on behalf of James G. Coulter (2)

Karl Peterson

By: /s/ Michael LaGatta

Name: Michael LaGatta, on behalf of Karl Peterson (3)

(1) Gerald Neugebauer is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated February 26, 2020, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Bonderman on March 6, 2020 (SEC File No. 001-38156).

(2) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated February 26, 2020, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on March 6, 2020 (SEC File No. 001-38156).

(3) Michael LaGatta is signing on behalf of Mr. Peterson pursuant to an authorization and designation letter dated March 30, 2020, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Peterson on March 30, 2020 (SEC File No. 005-90040).

SCHEDULE I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Name	Title

David Bonderman	President
James G. Coulter	Senior Vice President
Jon Winkelried	Senior Vice President
Ken Murphy	Vice President and Director
Michael LaGatta	Vice President and Director
Joann Harris	Chief Compliance Officer
Steven A. Willmann	Treasurer
Martin Davidson	Chief Accounting Officer

INDEX TO EXHIBITS

  Agreement of Joint Filing by and among TPACE Sponsor Corp. (now TPG Pace Sponsor, LLC), TPG Group Holdings (SBS) Advisors, Inc., David Bonderman, James G. Coulter and Karl Peterson, dated as of February 16, 2016 (incorporated by reference to Exhibit 1 of the Schedule 13G of TPACE Sponsor Corp., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman, James G. Coulter and Karl Peterson relating to Pace Holdings Corp. filed on February 16, 2016).
  Earnout Warrants Agreement, effective as of March 10, 2017, by and between Porto Holdco N.V. (now Playa Hotels & Resorts N.V.) and TPG Pace Sponsor, LLC (incorporated by reference to Exhibit 10.11 to the Issuer’s Current Report on Form 8-K filed with the Commission on March 14, 2017).
  Company Founder Warrants Agreement, effective as of March 10, 2017, by and between Porto Holdco N.V. (now Playa Hotels & Resorts N.V.) and TPG Pace Sponsor, LLC (incorporated by reference to Exhibit 10.13 to the Issuer’s Current Report on Form 8-K filed with the Commission on March 14, 2017).
  Warrant Agreement, dated as of March 10, 2017, by and between Porto Holdco N.V. (now Playa Hotels & Resorts N.V.), Computershare, Inc. and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 10.12 to the Issuer’s Current Report on Form 8-K filed with the Commission on March 14, 2017).
  Transaction Agreement, dated December 13, 2016, by and among Pace Holdings Corp., Playa Hotels & Resorts B.V., Porto Holdco B.V. and New PACE Holdings Corp. (incorporated by reference to Exhibit 2.1 to the Issuer’s Registration Statement on Form S-4 filed with the Commission on February 13, 2017).
  Amendment 1 to the Transaction Agreement, dated February 6, 2017, by and among Pace Holdings Corp., Playa Hotels & Resorts B.V., Porto Holdco B.V. and New PACE Holdings Corp. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 7, 2017).
  Shareholder Agreement, dated as of March 10, 2017, by and among Porto Holdco B.V., TPG Pace Sponsor, LLC, HI Holdings Playa B.V., Cabana Investors B.V. and Playa Four Pack, L.L.C (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on March 14, 2017).
  Registration Rights Agreement, dated as of March 10, 2017, by and among Porto Holdco B.V. and the shareholders listed on Schedule I thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on March 14, 2017).
  Authorization and Designation Letter, dated March 14, 2017, by Karl Peterson (incorporated herein by reference to Exhibit 9 of the Schedule 13D of TPG Pace Sponsor, LLC, TPG Group Holdings (SBS) Advisors, Inc., David Bonderman, James G. Coulter and Karl Peterson relating to the Issuer filed on March 20, 2017).
  Tender and Support Agreement, dated as of May 22, 2017, by and among Playa Hotels & Resorts N.V., Bruce D. Wardinski, Playa Four Pack, L.L.C., Cabana Investors B.V., HI Holdings Playa B.V. and TPG Pace Sponsor, LLC (incorporated herein by reference to Exhibit 10.27 to the Issuer’s Registration Statement on Form S-4 filed with the Commission on May 22, 2017).